Clifford L. Neuman, P.C.
Attorney at Law

TEMPLE-BOWRON HOUSE
1507 PINE STREET
BOULDER, COLORADO 80302

Telephone: (303) 449-2100
Facsimile: (303) 449-1045
E-mail: clneuman@neuman.com

September 30, 2005

VIA EDGAR AND FEDERAL EXPRESS

Mr. Albert Lee, Staff Attorney
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

  Re:
  Ceragenix Pharmaceuticals, Inc.
  Pre-Effective Amendment No. 2 to Registration Statement on Form SB-2
  SEC File No. 333-125967

Dear Mr. Lee:

        On behalf of Ceragenix Pharmaceuticals, Inc. (the "Company"), please be advised that the Company has, on this date electronically filed by EDGAR with the Commission its Pre-Effective Amendment No. 2 to Form SB-2 Registration Statement.

        We are providing concurrently herewith for your convenience two sets of the Amendment, each set consisting of one redlined and one clean Registration Statement.

        While the changes to the Registration Statement are clearly highlighted, please accept the following comments that summarize the changes:

  •
  All interim financial statements and financial information has been updated through and including June 30, 2005.

  •
  The Prospectus has been revised throughout to reflect that the Company has executed a definitive Stock Purchase Agreement to dispose of its gaming division. That Stock Purchase Agreement is also filed as an exhibit to the Registration Statement.

  •
  The disposition of the gaming division has been approved by the shareholders of the Company by majority written consent in accordance with the requirements of Section 228 of the Delaware General Corporation Law ("DCGL"). However, the transaction has not closed and will not be consummated until the Company has distributed a definitive Information Statement in accordance with Schedule 14C under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As of this date, a preliminary Information Statement is in preparation. The Company expects to complete the transaction by the end of the year.

        Please let me know if you have further comments or questions.

Sincerely,
/s/ CLIFFORD L. NEUMAN Clifford L. Neuman

cc: Mr. Jeffrey Sperber